                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 11-K

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                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 2000.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _______________ to _______________.


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                         COMMISSION FILE NUMBER: 1-12164

                 WOLVERINE TUBE, INC. SAVINGS PLAN (the "Plan")
                 ----------------------------------------------
                            (Full title of the Plan)


                              Wolverine Tube, Inc.
                       200 Clinton Avenue West, 10th Floor
                            Huntsville, Alabama 35801
     -----------------------------------------------------------------------
             (Name of issuer of the securities held pursuant to the
                Plan, and the address of its principal executive
                                    offices.)







                           Exhibit Index at Page _____

                              REQUIRED INFORMATION

Financial Statements and Exhibits

A) The following statements and schedules are being filed pursuant to the Required Information for the Form 11-K:

   1)  Statement of Net Assets Available for Benefits--December 31, 2000 and
       1999.

   2) Statement of Changes in Net Assets Available for Benefits--December 31, 2000.

   3)  Schedule of Assets Held for Investment Purposes--December 31, 2000.

B) The following exhibit is filed as a part of this Annual Report:

   Exhibit 23.1      Consent of Independent Auditors

WOLVERINE TUBE, INC. 401(K) SAVINGS PLAN (MODIFIED CASH BASIS)
Financial Statements and Supplemental Schedule
December 31, 2000
with Report of Independent Auditors

                              Wolverine Tube, Inc.
                               401(k) Savings Plan

             Audited Financial Statements and Supplemental Schedule
                              (Modified Cash Basis)


                                December 31, 2000



                                    CONTENTS

Report of Independent Auditors............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits
  (Modified Cash Basis)...................................................3
Statement of Changes in Net Assets Available for Benefits
  (Modified Cash Basis)...................................................4
Notes to Financial Statements.............................................5

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
(Modified Cash Basis)....................................................10

                         Report of Independent Auditors

Wolverine Tube, Inc.
   401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of Wolverine Tube, Inc. 401(k) Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, the financial statements and supplemental schedule were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, information regarding the Plan's net assets available for benefits (modified cash basis) at December 31, 2000 and 1999, and the changes therein (modified cash basis) for the year ended December 31, 2000, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets held for investment purposes at December 31, 2000, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule (modified cash basis) has been subjected to the auditing procedures applied in our audits of the 2000 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2000 basic financial statements taken as a whole.



                                                 /s/ Ernst & Young LLP

Birmingham, Alabama
June 22, 2001

                    Wolverine Tube, Inc. 401(k) Savings Plan

                 Statements of Net Assets Available for Benefits
                              (Modified Cash Basis)

                                              DECEMBER 31
                                         2000            1999
                                    --------------------------------
ASSETS

Investments, at fair value            $44,993,432     $26,246,982
                                    --------------------------------
Net assets available for benefits     $44,993,432     $26,246,982
                                    ================================


See accompanying notes.

                    Wolverine Tube, Inc. 401(k) Savings Plan

            Statement of Changes in Net Assets Available for Benefits
                              (Modified Cash Basis)

                                                           YEAR ENDED
                                                           DECEMBER 31
                                                              2000
                                                           -----------
ADDITIONS
Dividends and interest                                     $   577,502
Loan interest                                                  185,541

Transfers in (see Note 1)                                   18,473,765

Contributions:
   Participants                                              4,328,835
   Company                                                   1,954,263
                                                           -----------
Total additions                                             25,519,906

DEDUCTIONS
Distributions                                                3,411,014
Net depreciation in fair value of investments                3,334,013
Administrative expenses                                         28,429
                                                           -----------
Total deductions                                             6,773,456
                                                           -----------
Net increase                                                18,746,450

Net assets available for benefits at beginning of year      26,246,982
                                                           -----------
Net assets available for benefits at end of year           $44,993,432
                                                           ===========


See accompanying notes.

                    Wolverine Tube, Inc. 401(k) Savings Plan

                          Notes to Financial Statements
                              (Modified Cash Basis)

                                December 31, 2000


1. DESCRIPTION OF THE PLAN

The following description of Wolverine Tube, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering substantially all employees of Wolverine Tube, Inc. (the Company) with eligibility based on hire date and entry available 45 days from hire date. As of January 1, 2000, the Plan changed its trustee from Prudential Mutual Fund Services, Inc. to CIGNA Retirement Services, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

PLAN MERGER

Pursuant to the merger of Small Tube Products Co., Inc. 401(k) Retirement Plan and the Tube Forming, Inc. Employees 401(k) Savings and Retirement Plan into the Plan, assets of $12,839,984 were transferred into the Plan on January 1, 2000. Assets of $5,633,781 were transferred into the Plan on October 1, 2000 as a result of the acquisition of Joining Technologies, Inc.

CONTRIBUTIONS

Participants may contribute up to 20% of annual pre-tax and after-tax compensation, as defined in the Plan. The Company contributes 75% of the first 3%, and 40% of the next 2%, of participants' contributions except for participants employed at the Small Tube Products Co., Inc. division located in Altoona, Pennsylvania. The Company contributes 50% up to 7.5% of participants' contributions at this location. Effective March 30, 2000, the Plan was amended to provide for Company discretionary matching contributions.

Upon enrollment, participants may direct employee and Company contributions to any of the Plan's fund options. Participants may change their investment options at any time.

                    Wolverine Tube, Inc. 401(k) Savings Plan

                              (Modified Cash Basis)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts (including allocated earnings thereon) is based on years of continuous service. A participant is 100 percent vested after four years of credited service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. Participant loans are secured by the balances in their accounts. Interest is charged on participant loans at the prime rate plus 1.5%. Principal and interest on participant loans of a participant are paid ratably though payroll deductions.

PAYMENT OF BENEFITS

Distributions to participants or their beneficiaries take place upon separation of service, retirement, permanent and total disability, or death. Distributions may be in lump sum amounts or in a series of equal installment payments over a period not to exceed the life expectancy of the participant or the designated beneficiary. Additionally, employees of the Small Tube Products Co., Inc. division may purchase an annuity contract from an insurance company. In this case, the full value of the account will be distributed when the annuity contract is purchased from the insurance company.

                    Wolverine Tube, Inc. 401(k) Savings Plan

                              (Modified Cash Basis)


1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

ADMINISTRATIVE EXPENSES

Most administrative expenses of the Plan (including legal, accounting and trustee fees) are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying financial statements have been prepared on the modified cash basis of accounting which is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Investments are reported at fair value as prescribed by the Department of Labor. Dividend and interest income and contributions are recorded when received rather than when earned. Unrealized appreciation or depreciation in the fair value of investments is recognized currently.

INVESTMENT VALUATION

Except for investments in fully benefit responsive investment contracts described below, the Plan's investments are stated at fair value. The fair values of units owned by the Plan in pooled separate accounts are based on quoted redemption values on the last trade date of the Plan year. Participant loans are valued at their outstanding balances, which approximate fair value.

                    Wolverine Tube, Inc. 401(k) Savings Plan

                              (Modified Cash Basis)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENT VALUATION (CONTINUED)

Investment contracts held in the Charter Guaranteed Income Fund of Connecticut General Life Insurance Company (CIGNA) are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. There are no reserves against contract values for credit risk of contract issues or otherwise. The fair value of the investment contracts held by the Charter Guaranteed Income Fund at December 31, 2000 and 1999 was $12,506,190 and $4,977,485, respectively. The average yield of the Charter Guaranteed Income Fund was approximately 5.3% in 2000. The crediting interest rate for these investment contracts is reset annually by the issuer but cannot be less than zero and was 5.5% at December 31, 2000.

USE OF ESTIMATES

The preparation of financial statements requires management to make estimates that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

3. INVESTMENTS

At December 31, 2000 and 1999, the Plan's investments were held by CIGNA Retirement Services, Inc. and Prudential Mutual Fund Management, Inc., respectively.

During 2000, the Plan's investments (including investments bought, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Common stock                                        $  (127,160)
Pooled separate accounts                             (3,206,853)
                                                    -----------
                                                    $(3,334,013)
                                                    ===========

                    Wolverine Tube, Inc. 401(k) Savings Plan

                              (Modified Cash Basis)


3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                   2000           1999
                                             -------------------------------
Investment contracts:
    Charter Guaranteed Income Fund              $12,506,190     $       --
    Prudential Guaranteed Interest Account               --      4,977,485
Pooled separate accounts:
    Charter Large Company Stock Index Fund        9,298,637             --
    Charter Large Company Stock Growth Fund       8,114,011             --
    Invesco Dynamics Fund                         3,254,282             --
    Charter Small Company Stock Growth Fund       2,482,086             --
    Prudential Equity Fund                               --      6,837,366
    Prudential Utility Fund                              --      6,462,834
Participant Loans                                 2,514,114      1,952,402

4. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 1, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                    Wolverine Tube, Inc. 401(k) Savings Plan
                        EIN: 63-0970812 Plan Number: 003

                               Schedule H, Line 4i
                    Schedule of Assets (Held at End of Year)
                              (Modified Cash Basis)

                                December 31, 2000

                                           (C) DESCRIPTION OF INVESTMENT,
           (B) IDENTITY OF ISSUE,         INCLUDING MATURITY DATE, RATE OF
               BORROWER, LESSOR,            INTEREST, COLLATERAL, PAR                   (E) CURRENT VALUE
  (A)          OR SIMILAR PARTY                 OR MATURITY  VALUE
-----------------------------------------------------------------------------------------------------------
          Common stock:
   *        Wolverine Tube, Inc.               Common stock                                $    815,119

          Guaranteed income account:
   *        CIGNA Retirement Services, Inc.    Charter Guaranteed Income Fund                12,506,190

          Pooled separate accounts:
   *        CIGNA Retirement Services, Inc.    State Street Intermediate Bond                 2,247,213
                                               Charter Balanced Fund                            584,024
                                               Fidelity Advisor Growth Opportunities
                                                 Fund                                           649,640
                                               Charter Small Company Stock Growth Fund        2,482,086
                                               Invesco Dynamics Fund                          3,254,282
                                               Charter Large Company Stock Growth Fund        8,114,011
                                               Charter Large Company Stock Index Fund         9,298,637
                                               Janus Worldwide Fund                           2,207,002
                                               CIGNA Direct Fund                                321,114

          Participant loans                    Interest rates range from 7.0% to 11.0%        2,514,114
                                                                                         ----------------
                                                                                           $ 44,993,432
                                                                                         ================

*   Parties-in-interest

Column (d) has not been presented as all investments are participant directed.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on their behalf by the undersigned hereunto duly authorized.

                                    WOLVERINE TUBE, INC. SAVINGS PLAN


                                        /s/ James E. Deason
                                        ---------------------------------------
                                    By: James E. Deason
                                        Plan Trustee

Date:    June 28, 2001

                                    FORM 11-K

                                INDEX TO EXHIBITS



    EXHIBIT NO.                DESCRIPTION                              PAGE NO.
    -----------                -----------                              --------

       23.1                    Consent of Independent Auditors